SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2003

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F    x        Form 40-F ___

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___     No    x

TABLE OF CONTENTS

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS
THE MAKITA GROUP
MANAGEMENT POLICIES
OPERATING RESULTS AND FINANCIAL POSITION
CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIGNIFICANT ACCOUNTING POLICIES
OPERATING SEGMENT INFORMATION
MARKETABLE SECURITIES AND INVESTMENT SECURITIES
DERIVATIVES TRANSACTIONS
ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES
NET SALES BY PRODUCT CATEGORIES
OVERSEAS SALES BY PRODUCT CATEGORIES
EARNINGS PER SHARE
SUPPORT DOCUMENTATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto
President

Date: October 28, 2003

Makita Corporation

Consolidated Financial Results
for the six months
ended September 30, 2003
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

October 28, 2003

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
Date of Board Meeting: October 28, 2003
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)

1.	Results of the six months ended September 30, 2003 (From April 1, 2003 to September 30, 2003)

(1)	FINANCIAL RESULTS

			Yen (million)

	For the six months ended		For the six months ended		For the fiscal year ended
	September 30, 2003		September 30, 2002		March 31, 2003

		%		%		%
Net sales	91,757	4.7	87,648	7.2	175,603	5.7
Operating income	9,247	47.5	6,269	63.9	12,468	112.3
Income before income taxes	9,894	123.7	4,423	108.3	9,292	173.1
Net income	4,981	58.8	3,137	764.2	6,723	4954.9

			Yen

Earnings per share:
Basic	34.25		20.96		45.29
Diluted	33.32		20.48		44.20

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): Not applicable
	2.	Average number of shares outstanding:

		Six months ended September 30, 2003:	145,451,532
		Six months ended September 30, 2002:	149,644,939
		Year ended March 31, 2003:	148,444,219

	3.	Change in accounting policies: Not applicable
	4.	Percentage change: Ratio of change against corresponding period of the previous year on Net sales, Operating income, Income before income taxes, Net income.

(2)	FINANCIAL POSITION

	Yen (million)

	As of	As of	As of
	September 30, 2003	September 30, 2002	March 31, 2003

Total assets	277,647	276,228	278,600
Shareholders’ equity	185,134	187,336	182,400
Shareholders’ equity ratio to total assets (%)	66.7%	67.8%	65.5%

	Yen

Shareholders’ equity per share	1,286.27	1,252.23	1,249.59

Note: Number of shares outstanding:
As of September 30, 2003:	143,930,908
As of September 30, 2002:	149,602,105
As of March 31, 2003:	145,967,876

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	1

(3)  CASH FLOWS

	Yen (million)

	For the six months	For the six months	For the fiscal year
	ended September 30,	ended September 30,	ended March 31,
	2003	2002	2003

Net cash provided by operating activities	11,696	13,206	27,141
Net cash used in investing activities	(4,994)	(2,931)	(9,659)
Net cash used in financing activities	(4,938)	(6,778)	(13,381)
Cash and cash equivalents, end of period	21,496	21,033	20,370

(4)	SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidated subsidiaries: 40 subsidiaries

Non-consolidated subsidiaries accounted for under the equity method: Not applicable

Affiliated companies accounted for under the equity method: Not applicable

(5)	CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidation: (Newly included) 1	Equity method: Not applicable

2.	Forecast for the fiscal year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

Yen (million)

For the fiscal year ending March 31, 2004

Net sales	178,800
Income before income taxes	15,600
Net income	7,800

Yen

Earnings per share	54.19

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	2

THE MAKITA GROUP

     The Makita Group is comprised of 42 companies (Makita Corporation, 40 consolidated subsidiaries and 1 non-consolidated subsidiary, accounted for by the cost method). The Makita Group mainly manufactures and sells electric power tools.

     The Makita Group is outlined as follows:

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	3

MANAGEMENT POLICIES

(1)	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. To do this, the Company is emphasizing such strategic management concepts as giving top priority to customer satisfaction, proactively striving to work in harmony with society, and fostering a flexibly dynamic corporate culture that makes the most of each individual employee’s potentials. The Company aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies.

(2)	Basic Policy Regarding Profit Distribution

Makita’s basic profit distribution policy objective is to strive to strengthen its capabilities and financial position to promote stable operations over the long term while also sustaining cash dividends at a stable level of 18 yen per year.

In addition to dividends, Makita is endeavoring to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit as well as realizing other objectives through sustained repurchases of the shares it has issued. In the period from the fiscal year ended March 31, 1999, through the end of the six months ended September 30, 2003 under review, the Company repurchased 16,687,000 of its own outstanding shares, of which 13,000,000 have been retired. These repurchases represented 10.4% of all shares issued by Makita prior to the repurchases. The Company is considering continued stock repurchases in the future as means of further boosting capital efficiency and shareholder profit.

(3)	Policy Regarding Reducing the Basic Trading Unit of Shares

Makita recognizes that encouraging investors to make stable, long-term investments in its shares is an important issue in its capital policies.

The Company is considering the issue of reduced-quantity trading units but believes that decisions on the issue should be made prudently based on a comprehensive assessment of such factors as stock prices, stock liquidity, the timing of the implementation of nonissuance of stock certificate stipulated by Japanese Commercial Code, and projected cost effectiveness associated with decisions.

(4)	Medium-to-Long-Term Management Strategy

Through a basic strategy of concentrating corporate assets in Makita’s core business, which is principally power tools for professional use, the Company is working to increase its sales and profitability with operations in this business based on the solid foundation of the Makita brand’s strong association with high quality and Makita’s extensive domestic and overseas marketing and service networks.

In the future, the Company intends to further strengthen its subsidiaries and affiliates in each overseas market and take other measures to bolster and expand its marketing systems while increasing professional users’ satisfaction by maintaining a solid and appealing brand image. These strategies are designed to make Makita what it refers to as a “Strong Company,” a company that can earn and maintain top shares of markets for professional-use power tools in regions worldwide. Makita is striving diligently to be such a “Strong Company” and achieve improved performance.

(5)	Basic Policies Regarding Corporate Governance and Implementation of Related Measures

Basic Policies Regarding Corporate Governance

Makita believes that bolstering its supervision of management is a crucial means of enhancing management transparency. Besides working to strengthen the capabilities of the Board of Directors and the Board of Auditors, the Company is striving to increase the sophistication of its corporate governance system. In view of the need to ensure that corporate governance systems function effectively, the Company is endeavoring to proactively and promptly disclose information in a manner that promotes proper and transparent operations. The Company is also working to use the Internet to disclose financial information and otherwise undertake a broad range of information disclosure initiatives.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	4

Implementation of Related Measures

(1)	Current Management Administration Systems for Management Decision Making, Policy Execution, Supervision, and Other Aspects of Corporate Governance

☐	Makita employs a board-of-auditors system. The Company’s Board of Auditors comprises four members, of which two are outside auditors. The two full-time auditors facilitate capabilities for continuous monitoring of the directors’ performance of their duties. By presenting reports whenever necessary on auditing and corporate matters to the Company’s independent auditor, who is responsible for conducting audits, we work to provide a common base of information with independent auditors.

☐	The Board of Directors makes decisions on the Company’s basic policies and statutory issues as well as other important management issues.

☐	Makita’s consolidated financial statements and non-consolidated financial statements are subject to audit of independent auditors. The Company employs Asahi & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients) to serve as independent public accountants. Regarding the relationships among the Company, Asahi & Co., and engagement partners, there are no noteworthy interest as defined by provisions of the Certified Public Accountant Law in Japan.

☐	The Company’s legal advisor confirms the Company’s legal compliance whenever the Company requires legal opinions and judgments. The legal advisor thereby performs a management control function with regard to legal issues.

(2)	Overview of the Company’s Human and Capital Relationships with Outside Directors and Outside Auditors as well as Transactional Relationships and Other Relationships of Material Interest

Makita does not currently have outside directors. The Company is not involved with personal, financial, technical, or other types of transactions that might create a conflict of interest with the companies for which outside auditors and their close relatives serve as directors. In addition, the outside auditors have neither been employees nor directors of the Company.

(3)	Progress in Implementation of Measures Aimed at Strengthening the Company’s Corporate Governance during the Past Year

☐	In April 2003, an Internal Audit Department was established as a means of strengthening a system for performing internal audits whenever necessary.

☐	In accordance with U.S. Public Company Accounting Reform and Investor Protection Act (Sarbanes-Oxley Act), the Company is taking the following active initiatives to improve its corporate governance.

(a)	In May 2003, the Company formed a Disclosure Committee with the objective of substantially increasing the accuracy and reliability of information disclosed through the clarification of procedures and other matters related to disclosure.

(b)	In August 2003, the Company issued its Policy and Procedures Related to Prior Approvals for Auditing and Non-Auditing Activities requiring prior approval of the Company’s Board of Auditors for entering into a service contract with an independent auditing firm in order to clarify the independence of the Company’s independent auditors.

☐	In June 2003, the Company issued its Business Ethics Guidelines to provide guidance for actions of management and staff, clarify activities that are ethical, forbid conflicts of interest, ensure compliance with relevant laws and regulations, and provide guidelines for disclosure.

☐	The Company is also taking initiatives to promote better awareness of compliance issues; these activities include holding study group meetings for new directors, led by the Company’s legal counsel.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	5

OPERATING RESULTS AND FINANCIAL POSITION

1.	Results of Operations

(1)	Operations and Results during the Year Under Review

Regarding economic trends overseas during the period under review, the United States showed a gradual recovery trend supported by upward trends in personal consumption and private capital investment and firmness in housing investment. In Europe, domestic demand in the principal eurozone countries was weak and this, together with other factors, led to a virtual standstill in the economies of the region. On the other hand, in Asia, the pace of economic recovery has been gradual, owing to the influence of SARS and other factors.

In the Japanese economy, although personal consumption and employment conditions continued to be weak, private capital investment and corporate profits showed signs of recovery, leading to a sense that the economy was beginning to bottom out.

Against this backdrop, Makita has moved forward with the expansion of production at its operations in China, taken measures to reduce manufacturing costs through the use of parts manufactured in China as well as other measures, and also continued its ongoing efforts to develop new product to meet user needs.

In the United States, Makita focused especially on strengthening its marketing position in the professional-use market with the aim of enhancing its brand image. The Company also continued to take steps to improve profitability, including reducing inventories and realigning its logistics centers to reduce distribution costs.

On a consolidated basis, net sales amounted to 91,757 million yen, up 4.7% from the same period of the previous fiscal year. Net sales in Japan amounted to 19, 244 million yen, representing a decline of 0.1% year on year; although sales of new products, especially those linked to home remodeling, expanded, the number of new housing starts was stagnant. Overseas sales rose 6.0% year on year, to 72,513 million yen as a result of (a) higher sales in the Europe regions and elsewhere and (b) the favorable impact of the weaker yen relative to the EURO. As a result of this expansion, overseas sales accounted for 79.0% of consolidated net sales for the period.

Looking at overseas sales in individual regions, sales in Europe were up 19.4%, to 32,085 million yen, while sales in North America slipped 8.7%, to 22,085 million yen. Sales in Southeast Asia rose 1.9%, to 7,314 million yen and sales in other regions climbed 8.8%, to 11,029 million yen.

Profitability was positively affected by such developments as an improvement in the cost of sales ratio, owing to the shifting of production to Makita’s subsidiary in China, and improvement among non-operating profit and loss items, including the significant decrease in exchange losses on foreign currency transactions for the period under review compared to foreign exchange losses for the same period of the previous fiscal year. As a result, income before income taxes surged to 9,894 million yen, 123.7% up year on year. Net income for the first six months of the fiscal year under review showed a sharp increase of 58.8%, to 4,981 million yen.

At the General Meeting of Shareholders held in June 2003, a proposal was approved to repurchase a maximum of 5 million of the Company’s shares (with a maximum value of 5 billion yen). Through the end of the first six months of the fiscal year, the Company repurchased a total of 2,002 thousand of its outstanding shares (with a value of 2,142 million yen). In addition, as a result of the retiring of 5 million treasury stock held by the Company on August 20, 2003, the number of treasury stock still held by the Company stood at 4,076 thousand at the end of period.

(2)	Outlook for the Fiscal Year Ending March 31, 2004

As a significant number of uncertainties remain, including the possibility of sharp movements in foreign currency rates, the operating environment for the Company’s activities is therefore expected to continue to be harsh.

The outlook for the full year ending March 31, 2004 will be as follows:

☐	The yen is forecast to strengthen against the U.S. dollar.

☐	Expansion in the domestic market for power tools is viewed as unlikely.

☐	Competition will become more intense in the U.S. market for power tools.

☐	Market growth is expected in Eastern Europe/Russia, but Western Europe will remain at a standstill.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	6

Based on consideration of these and other factors, Makita has prepared the following performance forecast.

Forecast for the Fiscal Year Ending March 31, 2004

Yen (million)

For the fiscal year ending March 31, 2004

Consolidated Basis:
Net sales	178,800
Operating income	15,400
Income before income taxes	15,600
Net income	7,800

Non-consolidated Basis:
Net sales	83,700
Operating income	6,000
Ordinary profit	7,000
Net income	5,000

Assumptions

1.	The above forecast is based on the assumption of exchange rates of 108 yen to US$1 and 126 yen to 1 Euro for the second half of the fiscal year.

2.	The above forecast does not address the effect of the transfer to government of the substitutional portion of the employee’s pension fund managed by the Company because the final transfer to the government is not determined at this point.

Based on this outlook, the Company will continue to work to improve performance through expansion of its share of the market for professional-use power tools, expansion of its sales and service systems, and development of value-added products.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	7

2.	Cash Flows and Financial Ratios

Total cash and cash equivalents (cash) at the end of period amounted to 21,496 million yen, up 1,126 million yen from the same period of the previous fiscal year.

(Net Cash Provided by Operating Activities)

Net cash provided by operating activities amounted to 11,696 million yen, down 1,510 million yen from the level at the end of the same period of the previous year. This was primarily owing to a decrease in inventories accompanying measures to reduce inventory stocks.

(Net Cash Used in Investing Activities)

Net cash used in investing activities totaled 4,994 million yen, up 2,063 million yen from the level of the same period in the previous year. This was mainly due to purchase of property, plant and equipment such as buildings of head office and purchase of financial instruments such as held-to-maturity securities in preparation for the redemption of convertible bonds due 2005.

(Net Cash Used in Financing Activities)

Net cash used in financing activities totaled 4,938 million yen, down 1,840 million yen from the level in the same period of the previous year. This principally reflected the repurchase of the Company’s treasury stock, and the payment of cash dividends.

Financial Ratios

	As of (fiscal year ended) March 31,				As of
					September 30,
	2000	2001	2002	2003	2003

Equity ratio	68.5%	65.5%	66.6%	65.5%	66.7%
Equity ratio based on a current market price	49.7%	40.1%	45.1%	43.5%	52.7%
Debt redemption (years)	1.8	6.3	1.4	0.8	0.9
Interest coverage ratio (times)	15.7	4.3	20.8	40.4	36.4
Operating income to net sales ratio	5.8%	4.5%	3.5%	7.1%	10.1%

Definitions
  Equity ratio: shareholders’ equity/total assets
  Equity ratio based on a current market price: total current market value of outstanding shares/total assets
  Debt redemption: interest-bearing debt/net cash inflow from operating activities
  Interest coverage ratio: net cash inflow from operating activities/interest expense
Operating income to net sales ratio: operating income/net sales

Notes

1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

4.	The debt redemption period for the interim period is calculated based on an estimate of operating cash flows computed by multiplying operating cash flow for the interim period by two.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	8

CONSOLIDATED BALANCE SHEETS

	Yen (millions)

	As of	As of
	September 30,	March 31,	Increase
	2003	2003	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,496	20,370	1,126
Time deposits	5,315	4,520	795
Marketable securities	39,901	39,193	708
Trade receivables-
Notes	2,005	2,122	(117)
Accounts	34,377	34,630	(253)
Less- Allowance for doubtful receivables	(1,556)	(1,456)	(100)
Inventories	56,909	62,606	(5,697)
Deferred income taxes	3,793	3,515	278
Prepaid expenses and other current assets	8,568	8,065	503

Total current assets	170,808	173,565	(2,757)

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,829	21,497	(1,668)
Buildings and improvements	62,482	66,738	(4,256)
Machinery and equipment	75,647	78,221	(2,574)
Construction in progress	339	2,165	(1,826)

	158,297	168,621	(10,324)
Less- Accumulated depreciation	(97,394)	(100,823)	3,429

	60,903	67,798	(6,895)

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,182	19,342	10,840
Deferred income taxes	8,416	10,386	(1,970)
Other assets	7,338	7,509	(171)

	45,936	37,237	8,699

	277,647	278,600	(953)

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	9

CONSOLIDATED BALANCE SHEETS

	Yen (millions)

	As of	As of
	September 30,	March 31,	Increase
	2003	2003	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,084	2,892	(1,808)
Trade notes and accounts payable	13,550	13,956	(406)
Accrued payroll	6,771	7,162	(391)
Accrued expenses and other	4,157	3,535	622
Income taxes payable	3,468	3,858	(390)
Deferred income taxes	314	403	(89)

Total current liabilities	29,344	31,806	(2,462)

LONG-TERM LIABILITIES:
Long-term indebtedness	20,478	19,843	635
Club members’ deposits	13,424	14,207	(783)
Estimated retirement and termination allowances	27,515	27,778	(263)
Deferred income taxes	575	1,407	(832)

	61,992	63,235	(1,243)

MINORITY INTERESTS	1,177	1,159	18

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	—
Additional paid-in capital	45,420	45,419	1
Legal reserve and retained earnings	143,074	143,422	(348)
Accumulated other comprehensive loss	(23,891)	(25,134)	1,243
Treasury stock, at cost	(3,272)	(5,110)	1,838

	185,134	182,400	2,734

	277,647	278,600	(953)

Note: Accumulated other comprehensive loss as of September 30, 2003 and March 31, 2003 was as follows:

	Yen (millions)

	As of	As of
	September 30,	As of March 31,
	2003	2003

Foreign currency translation adjustments	(14,760)	(13,022)
Net unrealized holding gains on available-for-sale securities	3,459	478
Minimum pension liability adjustment	(12,590)	(12,590)

Total accumulated other comprehensive loss	(23,891)	(25,134)

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	10

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)

	For the six		For the six				For the fiscal
	months ended		months ended				year ended
	September 30,		September 30,		Increase		March 31,
	2003		2002		(Decrease)		2003

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	91,757	100.0%	87,648	100.0%	4,109	4.7%	175,603	100.0%
Cost of sales	56,301	61.4%	55,960	63.8%	341	0.6%	110,226	62.8%

GROSS PROFIT	35,456	38.6%	31,688	36.2%	3,768	11.9%	65,377	37.2%
Selling, general, administrative and other expenses	26,209	28.5%	25,419	29.0%	790	3.1%	52,909	30.1%

OPERATING INCOME	9,247	10.1%	6,269	7.2%	2,978	47.5%	12,468	7.1%

OTHER INCOME (EXPENSES):
Interest and dividend income	342	0.4%	418	0.5%	(76)	(18.2%)	786	0.4%
Interest expense	(315)	(0.3%)	(426)	(0.5%)	111	26.1%	(665)	(0.4%)
Exchange losses on foreign currency transactions, net	(5)	(0.0%)	(1,975)	(2.3%)	1,970	99.7%	(1,460)	(0.8%)
Realized gains (losses) on securities, net	335	0.3%	(172)	(0.2%)	507	—	(2,590)	(1.5%)
Other, net	290	0.3%	309	0.3%	(19)	(6.1%)	753	0.5%

Total	647	0.7%	(1,846)	(2.2%)	2,493	—	(3,176)	(1.8%)

INCOME BEFORE INCOME TAXES	9,894	10.8%	4,423	5.0%	5,471	123.7%	9,292	5.3%

PROVISION FOR INCOME TAXES:
Current	4,678	5.1%	1,600	1.8%	3,078	192.4%	2,294	1.3%
Deferred	235	0.3%	(314)	(0.4%)	549	—	275	0.2%

Total	4,913	5.4%	1,286	1.4%	3,627	282.0%	2,569	1.5%

NET INCOME	4,981	5.4%	3,137	3.6%	1,844	58.8%	6,723	3.8%

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	11

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)

	For the six months	For the six months
	ended September 30,	ended September 30,
	2003	2002

COMMON STOCK:
Beginning balance	23,803	23,803

Ending balance	23,803	23,803

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,419	45,419
Gains on sales of treasury stock	1	—

Ending balance	45,420	45,419

LEGAL RESERVE AND RETAINED EARNINGS:
LEGAL RESERVE:
Beginning balance	5,669	5,669

Ending balance	5,669	5,669

RETAINED EARNINGS:
Beginning balance	137,752	133,723
Cash dividends	(1,314)	(1,347)
Retirement of treasury stock	(4,014)	—
Net income	4,981	3,137

Ending balance	137,405	135,513

TOTAL OF LEGAL RESERVE AND RETAINED EARNINGS	143,074	141,182

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(25,134)	(16,446)
Adjustment for the period	1,243	(4,338)

Ending balance	(23,891)	(20,784)

TREASURY STOCK, at cost:
Beginning balance	(5,110)	(2,229)
Purchases	(2,179)	(55)
Retirements and sales	4,017	—

Ending balance	(3,272)	(2,284)

TOTAL SHAREHOLDERS’ EQUITY	185,134	187,336

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the period	4,981	3,137
Other comprehensive income (loss) for the period, net of tax	1,243	(4,338)

Total comprehensive income (loss) for the period	6,224	(1,201)

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	12

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)

	For the six months	For the six months
	ended September 30,	ended September 30,
	2003	2002

Net cash provided by operating activities	11,696	13,206
Net cash used in investing activities	(4,994)	(2,931)
Net cash used in financing activities	(4,938)	(6,778)
Effect of exchange rate changes on cash and cash equivalents	(638)	1,806

Net change in cash and cash equivalents	1,126	5,303
Cash and cash equivalents, beginning of period	20,370	15,730

Cash and cash equivalents, end of period	21,496	21,033

SIGNIFICANT ACCOUNTING POLICIES

1.	Scope of consolidation and equity method

Consolidated subsidiaries: 40 consolidated subsidiaries

Major subsidiaries are as follows:

Makita U.S.A Inc., Makita Werkzeug GmbH (Germany), Makita (U.K.) Ltd., Makita (China) Co., Ltd.,

Makita (Australia) Pty. Ltd., etc.

2.	Change in scope of consolidation and equity method

Consolidation: (Newly included) 1: Makita Farramentas, Sociedad Unipersonal, Lda.

3.	Consolidated Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”.

(2)	Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(3)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives.

(4)	Income Taxes

Provision is made currently for income taxes applicable to all items of revenue and expense included in the consolidated financial statements regardless of when such items are taxable or deductible. The Company conforms with SFAS No.109, “Accounting for Income Taxes”.

(5)	Pension Plans

The Company conforms with SFAS No.87, “Employer’s Accounting for Pensions”, in accounting for retirement and termination benefit plans.

(6)	Earnings Per Share

The Company conforms with SFAS No.128, “Earnings per Share”. SFAS No.128 requires dual presentation of basic and diluted earnings per share.

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(7)	Impairment of Long-Lived Assets

The Company conforms with SFAS No. 144, “Accounting for the Impairment or Disposed of Long-Lived Assets”, effective April 1, 2002.

(8)	Derivative Financial Instruments

The Company conforms with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of SFAS No. 133.”

(9)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(10)	Revenue Recognition

The Company and consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and the title and risk of loss has passed to customers, the sales price is fixed or determinable, and collectibility is reasonably assured, which typically occurs when products are received by customers.

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OPERATING SEGMENT INFORMATION

Six months ended September 30, 2003

	Yen (millions)

							Corporate
		North		Southeast			and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated

Sales:
(1) External customers	23,705	22,162	32,327	3,588	9,975	91,757	—	91,757
(2) Intersegment	18,947	1,816	2,357	10,242	41	33,403	(33,403)	—

Total	42,652	23,978	34,684	13,830	10,016	125,160	(33,403)	91,757

Operating expenses	39,867	24,022	31,260	12,374	9,390	116,913	(34,403)	82,510
Operating income	2,785	(44)	3,424	1,456	626	8,247	1,000	9,247

Six months ended September 30, 2002

	Yen (millions)

							Corporate
		North		Southeast			and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated

Sales:
(1) External customers	23,678	24,280	26,997	3,442	9,251	87,648	—	87,648
(2) Intersegment	19,317	1,714	2,471	9,373	45	32,920	(32,920)	—

Total	42,995	25,994	29,468	12,815	9,296	120,568	(32,920)	87,648

Operating expenses	40,353	26,694	27,915	11,435	8,777	115,174	(33,795)	81,379
Operating income	2,642	(700)	1,553	1,380	519	5,394	875	6,269

Year ended March 31, 2003

	Yen (millions)

							Corporate
		North		Southeast			and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated

Sales:
(1) External customers	46,896	45,807	57,995	7,013	17,892	175,603	—	175,603
(2) Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	—

Total	86,839	49,705	63,222	25,788	17,974	243,528	(67,925)	175,603

Operating expenses	82,913	49,436	59,343	23,388	17,316	232,396	(69,261)	163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468

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MARKETABLE SECURITIES AND INVESTMENT SECURITIES

1.   Available-for-sale securities
As of September 30, 2003

	Yen (millions)

		Gross unrealized holding
	Cost			Fair value
		Gains	Losses

Marketable securities:
Equity securities	1,358	788	—	2,146
Debt securities	5,502	87	128	5,461
Funds in trusts and investments in trusts	31,313	631	13	31,931

	38,173	1,506	141	39,538

Investment securities:
Equity securities	8,301	5,055	20	13,336
Debt securities	2,955	62	—	3,017
Investments in trusts	893	63	—	956

	12,149	5,180	20	17,309

As of March 31, 2003

	Yen (millions)

		Gross Unrealized Holding
	Cost			Fair value
		Gains	Losses

Marketable securities:
Equity securities	1,582	259	78	1,763
Debt securities	7,797	125	1	7,921
Funds in trusts and investments in trusts	29,491	44	26	29,509

	38,870	428	105	39,193

Investment securities:
Equity securities	8,783	1,570	490	9,863
Debt securities	2,954	52	—	3,006
Investments in trusts	922	64	—	986

	12,659	1,686	490	13,855

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2.   Held-to-maturity securities
As of September 30, 2003

	Yen (millions)

		Gross Unrealized Holding
	Cost			Fair value
		Gains	Losses

Marketable securities:
Debt securities	363	0	—	363

Investment securities:
Debt securities	12,873	1	9	12,865

As of March 31, 2003

	Yen (millions)

		Gross Unrealized Holding
	Cost			Fair value
		Gains	Losses

Investment securities:
Debt securities	5,487	1	1	5,487

DERIVATIVES TRANSACTIONS

Figures for derivatives transactions are omitted because Makita discloses financial information under electronic declaration process in accordance with Article 27-30-6 of the Securities and Exchange Law in Japan.

ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees’ benefit plans covering substantially all of the employees. The Company provides retirement and termination allowances based on projections of the values of employee benefit payment liabilities and annuity fund assets at the end of the fiscal year.

The domestic plan represents substantially the entire pension obligation as of September 30, 2003. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 2.0% and 2.0% for the half year ended September 30, 2003, 2.0% and 2.5% for the year ended March 31, 2003 and 2.5 % and 2.5 % for the half year ended September 30, 2002, respectively.

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NET SALES BY PRODUCT CATEGORIES

	Yen (millions)

	For the six		For the six		For the fiscal
	months ended		months ended		year ended
	September 30,		September 30,		March 31,
	2003		2002		2003

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	76,569	83.4%	73,347	83.7%	146,847	83.6%
Parts, repairs and accessories	15,188	16.6%	14,301	16.3%	28,756	16.4%

Total net sales	91,757	100.0%	87,648	100.0%	175,603	100.0%

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)

	For the six		For the six		For the fiscal
	months ended		months ended		year ended
	September 30,		September 30,		March 31,
	2003		2002		2003

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	61,773	85.2%	58,538	85.6%	117,100	85.6%
Parts, repairs and accessories	10,740	14.8%	9,845	14.4%	19,722	14.4%

Total overseas sales	72,513	100.0%	68,383	100.0%	136,822	100.0%

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EARNINGS PER SHARE

	Yen

	As of	As of	As of
	September 30, 2003	September 30, 2002	March 31, 2003

Shareholders’ equity per share	1,286.27	1,252.23	1,249.59

	Yen

	For the six months	For the six months	For the fiscal year
	ended September 30,	ended September 30,	ended March 31,
	2003	2002	2003

Earnings per share:
Basic	34.25	20.96	45.29
Diluted	33.32	20.48	44.20

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

	Yen (million)

	For the six months	For the six months	For the fiscal year
	ended September 30,	ended September 30,	ended March 31,
	2003	2002	2003

Net income available to common shareholders	4,981	3,137	6,723
Effect of dilutive securities:
1.6% unsecured convertible bonds, due 2003	—	8	13
1.5% unsecured convertible bonds, due 2005	57	56	115

Diluted net income	5,038	3,201	6,851

	Shares

Weighted average common shares outstanding	145,451,532	149,644,939	148,444,219
Dilutive effect of:
1.6% unsecured convertible bonds, due 2003	—	927,205	828,134
1.5% unsecured convertible bonds, due 2005	5,749,811	5,749,811	5,749,811

Diluted common shares outstanding	151,201,343	156,321,955	155,022,164

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SUPPORT DOCUMENTATION

1.   Results and forecast

	Yen (millions)

	For the six months		For the six months		For the fiscal year		For the fiscal year
	ended September 30,		ended September 30,		ended March 31,		ending March 31,
	2002		2003		2003		2004
	(Results)		(Results)		(Results)		(Forecast)

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	87,648	7.2%	91,757	4.7%	175,603	5.7%	178,800	1.8%
Domestic	19,265	(4.2)%	19,244	(0.1)%	38,781	(1.8)%	38,700	(0.2)%
Overseas	68,383	10.9%	72,513	6.0%	136,822	8.0%	140,100	2.4%
Operating income	6,269	63.9%	9,247	47.5%	12,468	112.3%	15,400	23.5%
Income before income taxes	4,423	108.3%	9,894	123.7%	9,292	173.1%	15,600	67.9%
Net income	3,137	764.2%	4,981	58.8%	6,723	4,954.9%	7,800	16.0%
EPS (Yen)	20.96		34.25		45.29		54.19
Employees	8,242		8,471		8,344		—

2.   Net sales by geographic area

	Yen (millions)

	For the six months		For the six months
	ended September 30,		ended September 30,
	2002		2003
	(Results)		(Results)

	(Amount)	(%)	(Amount)	(%)
Japan	19,265	(4.2)%	19,244	(0.1)%
North America	24,185	(1.9)%	22,085	(8.7)%
Europe	26,876	17.7%	32,085	19.4%
Southeast Asia	7,181	27.1%	7,314	1.9%
Other regions	10,141	18.8%	11,029	8.8%
Total	87,648	7.2%	91,757	4.7%

3.   Exchange rates

	Yen

	For the six months	For the six months	For the six months
	ended September 30,	ended September 30,	ending March 31,
	2002	2003	2004
	(Results)	(Results)	(Forecast)

Yen/U.S. Dollar	123.07	118.07	108
Yen/Euro	116.92	133.51	126

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4.   Sales growth in local currency basis (major countries)

For the six
months ended
September 30,
2003
(Results)

U.S.A.	(6.2%)
Germany	3.1%
U.K.	8.6%
France	3.5%
China	13.8%
Australia	7.2%

5.   Production ratio (unit basis)

	For the six	For the six
	months ended	months ended
	September 30,	September 30,
	2002	2003
	(Results)	(Results)

Domestic	37.9%	34.7%
Overseas	62.1%	65.3%

6.   Capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)

	For the six	For the six	For the fiscal
	months ended	months ended	year ending
	September 30,	September 30,	March 31,
	2002	2003	2004
	(Results)	(Results)	(Forecast)

Capital expenditures	3,021	2,270	4,500
Depreciation and amortization	4,319	4,330	9,000
R&D cost	1,910	1,954	3,900

7.   Cash flow

	Yen (millions)

	For the six	For the six
	months ended	months ended
	September 30,	September 30,
	2002	2003
	(Results)	(Results)

Net cash provided by operating activities	13,206	11,696
Net cash used in investing activities	(2,931)	(4,994)
Net cash used in financing activities	(6,778)	(4,938)

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